Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the Computation of Ratio of Earnings to Fixed Charges for Calumet Specialty Products Partners, L.P. and its subsidiaries for each of the periods indicated.

	Year Ended December 31,					Nine Months
	(Unaudited) (Dollars in millions)					Ended September 30,
	2008	2009	2010	2011	2012	2013
Earnings
Income from continuing operations	$44.7	$61.9	$17.3	$44.0	$206.5	$19.5
Fixed charges less unamortized capitalized interest	45.4	44.9	41.9	60.2	100.4	92.0

Earnings from continuing operations before fixed charges	$90.1	$106.8	$59.2	$104.2	$306.9	$111.5
Fixed Charges
Interest expense, net of capitalized interest	$34.0	$33.6	$30.5	$48.7	$85.6	$73.7
Capitalized interest, net of amortization	6.9	0.6	0.4	0.6	0.7	1.6
Estimated interest within rental expense	11.5	11.3	11.4	11.5	14.8	18.2

Total fixed charges	$52.4	$45.5	$42.3	$60.8	$101.1	$93.5

Ratio of earnings to fixed charges	1.72	2.35	1.40	1.71	3.03	1.19

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pre-tax income from continuing operations plus the following (a) fixed charges, and (b) amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized plus (a) amortized discounts and capitalized expenses related to indebtedness, and (b) an estimate of the interest within rental expense.